FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2025

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 4, 2025	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Companhia Brasileira de Distribuição
CNPJ/MF (Brazilian Taxpayer Id.) No. 47.508.411/0001-56
NIRE (State Registry) No. 35.300.089.901

Management's Proposal and User Guide to Attend the Extraordinary Meeting to be held on May 5, 2025.

Sao Paulo, April 3rd, 2025.

1. INTRODUCTION

Dear shareholders,

The management of Companhia Brasileira de Distribuição (hereinafter, the "Company", or "CBD") submits below information on the matters to be resolved at the Company's Extraordinary General Meeting (the "Meetin", or "EGM") to be held **through digital means only, including for voting purposes, on May 5, 2025, at 11 a.m.,** pursuant to the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 81, of March 29, 2022, as amended (the "CVM Resolution 81"), as well as the clarifications needed for shareholder participation.

According to a material fact notice released by the Company on March 30, 2025, the Company's management received, on March 28, 2025, a requisition from the shareholder Saint German Fundo de Investimento Financeiro Multimercado ("Saint German") to call an extraordinary general meeting, pursuant to article 123, sole paragraph, "c", of Law no. 6.404/76 (the "Brazilian Corporations Act"), to resolve on the following matters (the "Requisition for a Meeting"):

I. Full dismissal of the Company's Board of Directors;
II. The number of directors on the Company's Board of Directors is set at nine (9), serving a single two (2)-year term ending at the annual general meeting reviewing the financial statements for the fiscal year ending December 31, 2026; and
III. Election of the Company's Board of Directors' members and approval of the qualification of its independent members.

The Requisition for a Meeting was submitted to the Company's Board of Directors, which, after verifying that the shareholder who submitted the Requisition for a Meeting holds more than 3% (three percent) of the Company's capital stock—thus meeting the quorum applicable to the Company provided for in art. 2 of CVM Resolution No. 70/22—, as well as that the nominated candidates meet the requirements set forth in article 147 of the Brazilian Corporations Act and in Exhibit K of CVM Resolution No. 80/22 ("CVM Resolution 80"), the Board resolved to call this meeting. The Requisition for a Meeting is available, in its entirety, in **Exhibit I** to this Proposal.

The Company prepared this Management's Proposal and the User Guide to Attend such Meetings (the "Proposal") in compliance with good corporate governance and transparency practices. The aim is to provide clear guidance to all Shareholders on the matters to be addressed. Moreover, the Company's Investor Relations Board of Executive Officers is made available for them to answer any further questions. The information and clarifications related to the matters on the Agenda are outlined in section **Erro! Fonte de referência não encontrada.** of this Proposal.

The Management informs that the documents related to the matters to be resolved accompany this Proposal and were submitted to CVM (the Brazilian Securities and Exchange), which are available to you on the Company's Investor Relations *website* (www.gpari.com.br) and on the *websites* of CVM (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão ("B3") (http://www.b3.com.br).

Sao Paulo, April 3rd, 2025.

The Management
Companhia Brasileira de Distribuição

2. REQUIREMENTS FOR SHAREHOLDERS TO ATTEND MEETINGS

Pursuant to the guidelines below, the Company will allow shareholders to take part in meetingsthrough: ***(i)*** electronic system for virtual participation; or ***(ii)*** sending a distance voting ballot ("Distance Voting Ballot"), which is available on the Company's Investor Relations website (www.gpari.com.br) and on the *websites* of CVM (www.gov.br/cvm) and B3 (www.b3.com.br), and may be sent through ***(ii.a)*** their respective custodians (if they provide this type of service); ***(ii.b)*** Itaú Corretora de Valores S.A. , the Company's bookkeeping agent (the "Bookkeeping Agent"); ***(ii.c)*** the central custodian where the Company's shares are deposited; or ***(ii.d)*** directly to the Company, exclusively through the "Ten Meetings" digital platform , through the link https://assembleia.ten.com.br/049172014, as outlined below.

Every shareholder who may use the digital platform to attend the Meeting will be officially recorded as present in the meeting minutes and acknowledged as a subscriber in the minutes and shareholders' attendance book.

2.1. Attendance at the meeting via the electronic system

The Meeting will take place via digital means only, using the digital platform called "Ten Meetings". This platform will grant access to the meeting, as well as monitor and manage the voting process on each "Agenda" section of the EGM (the "Digital Platform"). As a result, each Shareholder who wishes to attend and exercise their voting rights at the Meeting must comply with the procedures outlined based on their type of participant.

In compliance with article 5, paragraph 4 of CVM Resolution 81, the Company clarifies that it chose to hold the Meeting exclusively via digital means in order to facilitate the participation of shareholders, regardless of their geographic location, ensuring greater convenience and accessibility. The objective of this modality is to optimize work processes, improve the efficiency of deliberations, and reduce operational costs, most notably those related to travel and the convening of face-to-face meetings.

2.1.1. Registration on the Digital Platform

Shareholders wishing to take part in the EGM via the electronic system must access, no later than May 3, 2025, the *link* https://assembleia.ten.com.br/049172014 ("*Registration Link*"), and register on the Digital Platform.

To register on the Digital Platform, every shareholder must access the Registration Link and **fill in the information requested by the platform for registration on the Digital Platform, according to the type of participant, namely**:

Registration of Shareholders who are Individuals

For shareholders who are individuals and wish to take part directly, the following information must be provided: **(i)** full name; **(ii)** Taxpayer Identification Number ("CPF"); **(iii)** *e-mail*; and **(iv)** password creation as required by the Digital Platform. After completing the fields requested by the Digital Platform, every shareholder must send a copy of his/her personal document with a

photo containing his/her Tax Id (CPF) number and other applicable documents as referred to in the section 2.1.2 below.

Once the registration is completed, individual shareholders will receive an *email* message informing, as the case mayh be, whether their registration is: (i) pending, that is, that the registration was successfully completed and the Company is analyzing the documents submitted; (ii) approved, that is, that the Company has already analyzed the documentation presented and approved the registration; or (iii) rejected, that is, that the registration was not approved by the Company after having assessed the documentation submitted and, in the latter case, which measures must be taken to update/correct the documents so that the registration is approved.

In order to update or correct the registration, shareholders are required to access the Registration *Link* once again. They must then *login* using the user and password that was created during their initial access to the Digital Platform, and proceed to *upload* the newly requested documents.

After correcting/updating the registration, the Company will analyze the documentation provided and update the status of every shareholder directly on the Digital Platform.

The registration may be updated/corrected no later than May 3, 2025. **Pursuant to article 6, paragraph 3 of CVM Resolution 81, a shareholder who has not properly completed his/her/its registration by May 3, 2025 will not be allowed to take part in the Meeting**.

Register of shareholders that are companies or organizations, and/or represented by an Attorney/Legal Representative

For shareholders that are companies or organizations, and shareholders of any nature who are represented by attorneys-in-fact and/or legal representatives ("Grantors"), the following information must be provided regarding their respective representatives and/or attorneys-in-fact ("Representative"): **(i)** full name; **(ii) Tax Id. (CPF)** number; **(iii)** *email address*; and **(iv)** password creation as required by the Digital Platform. After completing all fields requested by the Digital Platform, the Representative must send a copy of his/her personal document with a photo containing his/her Tax Id. (CPF) number.

After registering, every Representative will be automatically directed to the page on which he/she must fill in the data required for each of the Grantors, as the case may be, that he/she is representing. Alternatively, if the automatic redirection does not occur, the Representative must access the Registration *Link* once again, *login* with the user and password that was created in the first access to the Digital Platform, access the "Meeting Panel", then select the tab "Register Grantor" tab and fill in the required data for each Grantor they are representing.

Once a Grantor is registered, the general information regarding the Grantor will be displayed in the list of Grantors. The Representative must then repeat this process for each Grantor they represent.

After completing the list of Grantors, the Representative must access the "Documents" tab and click on "Add File". In this field, the Representative shall provide the documents applicable to each of the Grantors represented by him/her, as applicable, pursuant to the section 2.1.2 hereinbelow. Users have the flexibility to attach all documents simultaneously or one by one.

Once the *upload* of all documents is completed, the Representative will receive an *email message* informing, as the case may be, whether the registration of their Grantors is: **(i)** pending, that is, that the registration was successfully completed and the Company is analyzing the documents submitted; **(ii)** approved, that is, that the Company has already analyzed the documentation presented and approved the registration; or **(iii)** disapproved, that is, that the registration was not approved by the Company after having assessed the documentation submitted and, in the latter case, which measures must be taken to update/correct the documents so that the registration is approved.

Furthermore, the Representative has the authority to directly monitor the real-time updates regarding the "*status*" of each Grantor under his/her representation on the Digital Platform. In the event of any discrepancies in the registration documentation pertaining to the Grantors, such discrepancies will be stated in the list of Grantors with the *status* of "Failed". In order to directly access the cause of the failure on the Digital Platform, you can click on the corresponding red "letter" icon.

The screen displaying the reasons for the non-approval of Grantor registration by the Company will provide the opportunity to attach additional documents related to the corresponding Grantor. To update/correct the registration, the Representative must *upload* the newly requested documents.

After correcting/updating the registration, the Company will analyze the documentation provided and update the *status* of said Grantors directly on the Digital Platform.

The registration may be updated/corrected no later than May 3, 2025. **Pursuant to article 6, paragraph 3 of CVM Resolution 81, a shareholder who has not properly completed his/her/its registration by May 3, 2025 will not be allowed to take part in the Meeting**.

Alternate Representative Registration

If the Representative wants to register an alternative representative, they must access the Registration Link again, login with the user and password created in the first access to the Digital Platform, access "Meeting Panel", select the "Representatives" tab, and then click on the "Invite Representative" button. The Representative must provide the requested data and click on "Invite Representative". An alternative representative may see and send documents of the Grantors in common, however, **only the main Representative may cast the votes on the day of the Meeting**.

Additional Information

The meeting will only be accessible to shareholders and their representatives who properly accredit themselves within the specified deadline and manner outlined in this Proposal. The Company emphasizes that registrations, submission of new documents, or resubmissions will not be accepted beyond the registration deadline. Therefore, the Company advises all shareholders or Representatives to allow for a three-day margin prior to the registration deadline, ensuring the submission of all required documentation. Hence, if there are any outstanding matters,

shareholders or Representatives will be granted a period to rectify them before the designated deadline.

In the event that the shareholder (or their designated Representative, if applicable) who has formally requested attendance at the Meeting has not received the aforementioned instructions to access the Digital Platform **up to 24 hours of the Meeting, specifically up to 11 a.m. of May 4, 2025)**, they are required to contact the Company via *email* at societario@multivarejogpa.com.br with a copy sent to gpa.ri@gpabr.com, in any case, up to 2 (two) hours before the time scheduled for the Meeting to begin, so that the guidelines are forwarded to them.

Support for accessing the Digital Platform will be provided by the Company, reachable at the phone number +55 (21) 98126-5724 or through the email address suporte@ten.com.br no later than 2 (two) hours before the Meeting starts.

Moreover, the Company respectfully requests that shareholders log in to the Digital Platform at least 30 minutes before the Meeting is scheduled to begin. Registered shareholders are strongly encouraged to familiarize themselves with the Digital Platform beforehand to mitigate potential risks related to equipment compatibility and usage problems during the Meeting. The Management makes it clear that once the Meeting begins at the scheduled time, it will no longer be accessible through the Digital Platform.

The registered Shareholders or Representatives, as the case may be, undertake to: **(i)** use their individual invitations solely and exclusively for the remote monitoring and/or voting at the Meeting; **(ii)** not to transfer or disclose, in whole or in part, the individual invitations to any third party, whether shareholder or not, as the invitation is non-transferable; and **(iii)** not to record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information shared by virtual means during the Meeting.

As per the provisions of article 6, paragraph 3 of CVM Resolution 81, shareholders (either directly or through their Representatives) who have not completed the registration process within the deadline and under the terms set forth above in the aforementioned Registration *Link* or failed to submit the required documents within the designated time frame will be denied to access the Digital Platform.

The Company also emphasizes that the information and guidelines to access the Digital Platform, including, without limitation, the access password, are exclusive and non-transferable, and the shareholder (or its respective Representative, as the case may be) assumes full responsibility for the possession and confidentiality of the information and guidelines sent to them by the Company under the terms of this Proposal. The shareholder or their designated Representative will bear exclusive responsibility for the accuracy and veracity of the identification information provided to the Company. They shall be held civilly and criminally liable for any personal misuse of the link, login, and password necessary to access the Meeting. Furthermore, sharing this information with third parties is strictly prohibited.

In anticipation of the access information to the Digital Platform that will be sent by email to the duly registered shareholder (or its respective Representative, as the case may be), as described above, the Company requests that access to the Digital Platform take place by videoconference (mode by which shareholders may attend the Meeting and express themselves by voice and video)

in order to ensure the authenticity of the communications, unless the shareholder (or its respective Representative, as the case may be) is urged, for any reason, to turn off the video feature of the Digital Platform. It is also requested, in order to maintain the productive flow of the Meeting, that shareholders (or their respective Representatives, as the case may be) are urged to comply with any time limits that may be established by the Company for them to express opinions during the Meeting, after their request for manifestation and the opening of the audio by the Company.

Moreover, in accordance with the aforementioned information and in light of the regulations outlined in article 28, paragraph 1, II, of CVM Resolution 81, the Company will conduct a complete recording of the Meeting. The attending shareholders (or their respective Representatives, as the case may be), hereby authorize the use, by the Company, of any information contained in the recording of the Meeting for: **(i)** registration of the possibility of manifestation and visualization of the documents submitted during the Meeting; **(ii)** registration of the authenticity and security of the communications during the Meeting; **(iii)** registration of the presence and votes cast by the attending shareholders (or their respective Representatives, as the case may be); **(iv)** compliance with a legal order of competent authorities; and **(v)** defense of the Company, its managers, and contracted third parties, whether in court, through arbitration, or any other regulatory or administrative level.

To partake in the Meeting using the Digital Platform, certain technical requirements must be met:

(i) an electronic device capable of activating its camera and audio; and
(ii) a minimum internet connection speed of 1 MB (700 kbps bandwidth).

Note: for videoconferencing, it is advised to use the Google Chrome or Microsoft Edge browser, and it is recommended to have the latest version of both the browser and the operating system. Furthermore, it is advisable for shareholders to disconnect any VPN, videoconferences, or other camera and microphone platforms they may be using before accessing the Digital Platform for the Company's Meeting.

The Company cannot be held accountable for any connection problems faced by shareholders or their Representatives, as the case may be, or any other unforeseen circumstances that are beyond its control.

Attendance to the Meeting through the Digital Platform will only be granted to shareholders or their Representatives, the Company's managers, and individuals whose presence is legally required or mandated by applicable regulations.

2.1.2. Documents required to attend the Meeting

The following documents must be provided by the shareholders and/or their Representatives, as the case may be, through the Digital Platform at the electronic address stated hereinabove:

(a) For individuals: shareholder's identification document with photo;
(b) For companies and organizations: **(i)** the most recent restated bylaws or articles of association, in addition to the corporate documents that prove that such shareholder is duly represented pursuant to the law; and **(ii)** identification document with photo of such organizations' legal representative;

(c) For investment funds: **(i)** the most recent restated charter of such fund; **(ii)** the bylaws or articles of association of its manager or administrator, as the case may be, subject to the voting policy of the fund (or the corresponding class) and corporate documents proving the powers/authority of representation; and **(iii)** identification document with photo of the fund's legal representative; and

(d) if any of the shareholders referred to in sections (a) through (c) above will be represented by their Representative, in addition to the respective documents stated above, they must also provide the **(i)** power of attorney with specific powers for their representation at the Meeting; **(ii)** identification documents of the Representative to be present at the Meeting, as well as, in the case of an organization or investment fund, copies of the identification document and the minutes that elected the legal representative(s) who signed the power of attorney where the powers of representation are stated. For this Meeting, the Company will accept powers of attorney granted by shareholders through electronic means, preferably signed using the ICP-Brazil certification or through the "Gov.br" platform.

The Company also requests that, together with the documents listed above, an updated receipt or statement containing the respective shareholding, issued by the custodian institution or by the bookkeeping agent of the Company's shares, depending on whether or not their shares are deposited in a central depositary, without prejudice, however, to the use, by the Company, of the information contained in the records held by it, pursuant to § 5 of art. 6 of CVM Resolution 81.

In order to guarantee the active participation of shareholders, the Company will dispense with the requirement of certified copies or notarization for documents issued and signed within Brazil, as well as the notarization, legalization/apostille, and registration in the Brazilian Registry of Deeds and Documents for documents signed abroad.

Furthermore, the Company shall not require certified translations of documents originally written in Portuguese, French, English, or Spanish, or those that are presented with a translation in any of these languages. Nevertheless, in all other circumstances, such translations will be obligatory. The following identification documents will be accepted, provided they bear a photo and are still effective: RG (Brazilian citizens' identification document), RNE (Brazilian identification document for foreigners), CNH (driver's license), passport, or officially recognized professional class identification documents (like identification documents for lawyers, engineers, physicians etc.).

2.2. Attendance through Distance Voting Ballot

Shareholders who are interested in exercising their voting rights through Distance Voting Ballot, pursuant to CVM Resolution 81, may do so **(i)** by sending the corresponding Distance Voting Ballot directly to the Company, exclusively through the Digital Platform, as set forth below; or **(ii)** by sending completion instructions to **(a)** the Bookkeeping Agent; **(b)** to their respective custodian agents (if they provide this type of service); or **(c)** to the central custodian with which the Company's shares are deposited.

In all cases, to produce its effects, the Distance Voting Ballot must be received in one of the forms set forth in this Proposal, in full order, at least four (4) days before the date scheduled for the

Meeting, that is, until May 1, 2025 (including this day). If the Distance Voting Ballot is received after the date stated above, the votes will not be counted.

Please find below instructions on how to send a Distance Voting Ballot using different methods:

I. Sending directly to the Company: any shareholder who exercises his voting right by sending a Distance Voting Ballot directly to the Company must:

1. Create a single registration with login and password at https://assembleia.ten.com.br/049172014; and
2. Mark and confirm the votes on the "BVD" tab.

II. Sending through service providers: shareholders holding shares issued by the Company deposited in a central custodian may forward their voting instructions to fill the corresponding Distance Voting Ballot, through ***(i)*** their respective custody agents, if they provide this type of service; or ***(ii)*** the central custodian itself. Shareholders who have not deposited their shares in a central custodian have the option to transmit their voting instructions to the Bookkeeping Agent using the available channels. The delivery of Distance Voting Ballot will be subject to the rules, guidelines, and deadlines determined by the service provider who will receive the instructions for filling in the Distance Voting Ballot. For that purpose, every shareholder should contact such service providers and verify the procedures, documents, and information provided for by them to issue voting instructions through a Distance Voting Ballot.

The Distance Voting Ballot is available on the Company's Investor Relations *website* (www.gpari.com.br) and on the *websites* of CVM (www.gov.br/cvm) and B3 (www.b3.com.br).

2.2.1. Section for establishing the Fiscal Council on the Distance Voting Ballot

Considering that, as of the date of publication of this Proposal, the Ordinary and Extraordinary General Meeting of the Company to be held on April 28, 2024 ("OEGM") has not yet deliberated on the possible establishment of the Fiscal Council, the Company clarifies that the provision for establishing the Fiscal Council, which will be incorporated into the Distance Voting Ballot for the Annual General Meeting and the OEGM, does not result from the Proposal or the Requisition for the Meeting, as it was added because of regulatory requirement.

In this sense, the Management highlights that, pursuant to its Bylaws, the Company already has a Statutory Audit Committee whose members are appointed by the Board of Directors—consisting of independent members of the Board and external members—and that it complies with (i) the mandatory requirements provided for in CVM Resolution No. 23, of February 25, 2021, as in force; (ii) the mandatory requirements provided for in the Regulation of the B3 corporate governance listing segment known as *Novo Mercado*; and (iii) the regulatory requirements provided for by the Securities and Exchange Commission (SEC), considering that the Company has level I American Depositary Receipts (ADRs) quoted in the OTC Markets, in the United States of America.

The Statutory Audit Committee is vested with the same legal authority as the Fiscal Council, as dictated by the Sarbanes-Oxley Act, to adhere to all applicable criteria for NYSE-listed corporations.

3. REVIEW OF AGENDA TOPICS

This section details the matters presented to Shareholders for their well-informed and considered decision-making at the Meeting.

As mentioned in section 1 of this Proposal, the EGM was called at the requisition of the shareholder Saint German, based on art. 123, sole paragraph, "c", of the Brazilian Corporations Act. This Proposal includes the Requisition for the Meeting as **Exhibit I** for supporting documentation.

In this context, to ensure shareholders reach informed decisions and form their convictions on the agenda items, careful review of the management's considerations through the topics below and the accompanying Exhibit to this Management's Proposal is recommended.

I. Full dismissal of the Company's Board of Directors

As provided in the Requisition for a Meeting, the shareholder Saint German proposes ***(i)*** the dismissal of the Company's Board of Directors and, ***(ii)*** immediately after that, a new general election of the Board.

The reasons presented by the shareholder for proposing this resolution are outlined in **Exhibit I** to this Proposal.

II. The number of directors on the Company's Board of Directors is set at nine (9), serving a single two (2)-year term ending at the annual general meeting reviewing the financial statements for the fiscal year ending December 31, 2026

According to the Requisition for a Meeting, the shareholder Saint German proposes to set the number of members of the Board of Directors at nine (9) members, thus maintaining the current number of members that make up the Company's Board of Directors.

Said shareholder also proposes that a new term of office of the Board of Directors' members be inaugurated, lasting two (2) years, ending at the Company's Annual General Meeting that resolves on the financial statements for the fiscal year ending December 31, 2026.

Management wishes to clarify that should the shareholders reject agenda item I, resolutions pertaining to this and the subsequent item will be rendered invalid.

III. Election of the Company's Board of Directors' members and approval of the qualification of its independent members.

Saint German nominated the following slate of candidates for the Board of Directors:

Candidate	Position
Ronaldo Iabrudi dos Santos Pereira	Member of the Board of Directors
Cristophe José Hidalgo	Member of the Board of Directors
Marcelo Ribeiro Pimentel	Member of the Board of Directors

Helene Esther Bitton	Member of the Board of Directors
Rodrigo Tostes Solon de Pontes	Independent Member of the Board of Directors
Pedro de Moraes Borba	Independent Member of the Board of Directors
Líbano Miranda Barroso	Independent Member of the Board of Directors
Eliana Ambrósio Chimenti	Independent Member of the Board of Directors
Sebastián Dario Los	Independent Member of the Board of Directors

Saint German further suggests the approval of the qualifications of the following members: Rodrigo Tostes Solon de Pontes, Pedro de Moraes Borba, Líbano Miranda Barroso, Eliana Ambrósio Chimenti and Sebastián Dario Los as independent members, pursuant to article 6 of Exhibit K of CVM Resolution 80 and article 16 of B3's Novo Mercado Regulation.

Pursuant to the Request for a Meeting, Saint German appointed the following members: Ronaldo Iabrudi dos Santos Pereira and Cristophe José Hidalgo to hold the positions of Chairman and Vice-Chairman of the Board of Directors, respectively, who, pursuant to article 13, *caption*, of the Company's Bylaws, shall be elected by the directors at the first meeting of the Board of Directors after the investiture of its members.

In compliance with the provisions of the Company's Nomination and Compensation Policy for Members of the Board of Directors, its Advisory Committees, the Statutory Board of Executive Officers and the Fiscal Council (the "Nomination Policy"), the information related to the candidates detailed in the Requisition for the Meeting was submitted to a review by the Company's Management, People and Sustainability Committee, which, at the meeting held on April 3, 2025, concluded that the candidates nominated therein meet the requirements set forth in the Nomination Policy.

The Board of Directors, based on the information on nominated candidates, as well as the opinion issued by the Management, People and Sustainability Committee, stated that the candidates meet the requirements set forth in article 147 of the Brazilian Corporations Act and in Exhibit K of CVM Resolution 80.

The information required by article 11, subparagraph I, of CVM Resolution 81 accompanies the Requisition for the Meeting, which is attached as **Exhibit I** to this Proposal. In turn, the independence statements made by the candidates nominated to the positions of independent members, pursuant to article 7, item I, of Exhibit K of CVM Resolution 80 and article 17, item I, of B3's Novo Mercado Regulation, are attached as **Exhibit II** to this Proposal.

III.A. Voting method

Considering that the proposal for the Board of Directors to be composed of nine (9) members, all members of the Board of Directors shall be elected by majority vote or multiple vote (if required under the law).

The Company's shareholders representing at least 5% (five percent) of the voting capital stock, whether individually or jointly, may request to the Company, in writing, the adoption of the multiple voting process. This is an election procedure whereby each share is assigned as many votes as there are positions to be filled on the board of directors, and every shareholder is entitled

to accumulate the votes in a single candidate or distribute them among several ones.

Pursuant to the article 141, first paragraph, of the Brazilian Corporations Act, shareholders who intend to request the adoption of the multiple voting process must do so up to 48 (forty-eight) hours before the Meeting, and it is up to the corresponding meeting's chairperson and secretary that directs the work of the Meeting to inform the shareholders in advance, in view of the Attendance Book, about the minimum number of votes required for the election of each member of the Board of Directors.

4. CORPORATE APPROVALS

This proposal was approved by the Company's Board of Directors at a meeting held on April 3, 2025, according to the minutes available to all shareholders at the Company's headquarters on the Company's Investor Relations *website* (www.gpari.com.br), and on the *websites* of CVM (www.gov.br/cvm) and B3 (www.b3.com.br).

EXHIBIT I

Requisition for a Meeting

[Remainder of the page intentionally left blank]
[The Exhibit can be seen on the next page]

Rio de Janeiro, March 28, 2025.

To the
Chairman of the Board of Directors
Mr. Renan Bergmann

Dear members of the Board of Directors
Mr. Ronaldo Iabrudi dos Santos Pereira
Marcelo Pimentel
Mr. Christophe José Hidalgo
Mr. Philippe Alarcon
Ms. Rachel de Oliveira Maia
Ms. Márcia Nogueira de Mello
Mr. José Luiz Gutiérrez
Mr. Eleazar de Carvalho Filho

C.c:
Investor Relations Officer
Mr. Rafael Sirotsky Russowsky (via email: *gpa.ri@gpabr.com)*

Re.: **Requisition for an Extraordinary General Meeting**

Dear Board Members,

SAINT GERMAN FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO ("Saint German FIM", or "Shareholder"), an investment fund holding an interest representing more than 3% of the capital stock of Companhia Brasileira Distribuição ("CBD" or the "Company"), represented by its manager **TRUSTEE DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA.** (the "Trustee"), headquartered at Avenida Brigadeiro Faria Lima, nº 3.477, 11º Andar – Torre A, capital city and State of Sao Paulo (Brazil), enrolled with the Tax Id. (CNPJ/MF) No. 67.030.395/0001- 46, represented by its undersigned attorneys, hereby, pursuant to article 123, sole paragraph, section "c", of Law No. 6.404, of December 15, 1976, as amended (the "Brazilian Corporations Act"), require that an Extraordinary General Meeting of the Company is called to be held, preferably, together with the Company's Annual General Meeting, aiming at greater efficiency and cost reduction, in order to resolve on the following matters (the "EGM"):

(i) Dismissal of the entire Board of Directors of the Company;

(ii) The number of directors on the Company's Board of Directors is set at nine (9), serving a single two (2)-year term ending at the Annual General Meeting reviewing the Financial Statements for the fiscal year ending December 31, 2026; and

(iii) Election of the Company's Board of Directors' members and approval of the qualification of its independent members.

1. Context and Grounds for the Requisition of an EGM

Said Shareholder requires that an EGM is held to carry out a thorough assessment of the guidelines that govern the Company. It should be noted that the Shareholder's intentions do not include a substantial change of the general course of the corporate business, as it wants to keep the Company's operations and business plan in line with the guidelines adopted by the current management.

However, the Shareholder firmly believes that maximizing value and return to shareholders should be the central goal of the Company's operations, and that there is considerable potential for this maximization, particularly through enhanced efficiency and streamlined cost management. Hence, it understands that there is a need to give greater focus to the following fundamental guiding principles to inform the management's performance:

(i) Reducing the Company's debt level

The Company's financial sustainability depends directly on its ability to manage and reduce its financial obligations. A high degree of indebtedness poses a risk to the Company's liquidity and its ability to pursue growth opportunities. The Shareholder understands that a significant reduction in the Company's current overall level of indebtedness should be a priority goal of the management. The management should focus on debt reduction strategies including divestment of non-core assets, investment prioritization and revaluation, and working capital optimization. The focus on a solid balance sheet will allow the Company to have more flexibility in its operations and a increased growth capacity.

(ii) Addressing and reducing the Company's potential contingencies

The Company's exposure to potential contingencies stemming from legal, tax, and employment-related uncertainties needs effective oversight and management to mitigate the risk of significant financial losses and reputational damage. The management should implement a robust risk identification and assessment process, establish adequate reserves, and create an action plan to address these contingencies proactively. This strategy will not only mitigate risks but also promote an atmosphere of transparency and trust with stakeholders and the broader market.

(iii) Reducing the Company's costs and expenses

Effective cost and expense management is critical to maximizing the company's financial gains. The Shareholder understands it is important to continue and deepen efforts to reduce such costs and expenses and generate operational efficiencies. The management shall review, among others, rent expenses, corporate costs and general expenses of the Company, and identify the best opportunities for reduction, maintaining the goals of attracting and retaining talent for the executive staff, and, above all, ensuring best customer service and high-quality services provided to the Company's customers.

It is imperative, therefore, that an EGM be convened to address and decide upon the reconstitution of the Board of Directors, ensuring its alignment with shareholder expectations and goals.

2. Agenda and Proposal

(i) Dismissal of the entire Board of Directors of the Company

The Shareholder proposes the dismissal of the entire Board of Directors so that a new general election of the board is held, for a new term of office, lasting two (2) years, starting on the date of election of the new Board of Directors, and ending at the Annual General Meeting that resolves on the Financial Statements for the fiscal year ending December 31, 2026.

(ii) Set at nine (9) the number of the Company's Board of Directors' members, who will serve a single two (2)-year term of office ending at the annual general meeting reviewing the Financial Statements for the fiscal year ending December 31, 2026

The Shareholder proposes that the number of members of the Board of Directors in the new general election of the body be set at nine (9), maintaining the same number of members currently in force.

(iii) Election of the Company's Board of Directors' members and approval of the qualification of its independent members

The Shareholder proposes that the election of the Board of Directors be conducted using a slate system, submitting the following nominees:

Ronaldo Iabrudi dos Santos Pereira (Chairman)
Cristophe José Hidalgo (Deputy Chairman)
Marcelo Pimentel
Helene Esther Bitton (independent member)
Rodrigo Tostes Solon de Pontes (independent member)
Pedro de Moraes Borba (independent member)

Líbano Miranda Barroso (independent member)
Eliana Ambrósio Chimenti (independent member)
Sebastián Dario Los (independent member)

The Shareholder understands that Messrs. Rodrigo Tostes Solon de Pontes, Pedro de Moraes Borba, Líbano Miranda Barroso, Helene Esther Bitton, Eliana Ambrósio Chimenti, and Sebastián Dario Los are independent members, pursuant to article 6 of Exhibit K of CVM Resolution 80 and article 16 of B3's Novo Mercado Regulation.

Finally, the Shareholder requests that this Requisition be duly disclosed to the market through a press release or Material Fact Notice, pursuant to article 157 of the Brazilian Corporations Act and CVM Resolution No. 44.

There being nothing further to add, we sign below.

Yours faithfully,

DocuSigned by: Fernanda Cirne Montorfano Gibson
6D834682011143C...

DocuSigned by: Victor Guita Campinho
D0DD525B51EF4C6...

TRUSTEE DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA.

EXHIBIT I

INFORMATION REGARDING THE PROFESSIONAL BACKGROUND AND INDEPENDENCE OF CANDIDATES FOR THE POSITIONS OF MEMBERS OF THE BOARD OF DIRECTORS AND OF THE FISCAL COUNCIL

(Pursuant to sections 7.3 to 7.6 of Exhibit C of CVM Resolution No. 80 of March 29, 2022)

7.3. For each member of the management and the fiscal council of the issuer, please provide the following information in tabular form:

BOARD OF DIRECTORS

Name	Date of birth	Management area	Elected on	Term of office	Start of his/her first term of office
CPF [Tax Id.]	**Profession**	**Elective position held**	**Date of taking office**	**He/she was elected by controller**	**Independent Member**
Description of other position/ function					
Marcelo Pimentel	April 3, 1973	Board of Executive Officers and Board of Directors	[=]	2027 AGM	Apr. 4, 2022
012.370.597-55	International Trade and Management	Board Member (Sitting) and Chief Executive Officer	[=]	No	No
He/she does not hold any other position or function with the issuer.					
Ronaldo Iabrudi dos Santos Pereira	May 14, 1955	He is a member of the Board of Directors only .	[=]	2027 AGM	June 6, 2024
223.184.456-72	Entrepreneur	Chairman of the Board of Directors	[=]	No	Yes
He/she does not hold any other position or function with the issuer.					

Christophe José Hidalgo	October 25, 1967	He is a member of the Board of Directors only	[=]	2027 AGM	December 28, 2020
214.455.098-06	Accountant	Vice-Chairman of the Board of Directors (Sitting member)	[=]	No	No
He/she does not hold any other position or function with the issuer.					
Helene Esther Bitton	August 8, 1983	She is a member of the Board of Directors only	[=]	2027 AGM	April 18, 2024
	Lawyer	Independent Board of Directors (Sitting)	[=]	No	No
He/she does not hold any other position or function with the issuer.					
Líbano Miranda Barroso	February 23, 1965	He is a member of the Board of Directors only .	[=]	2027 AGM	[=]
421.016.386-49	Economist	Board of Directors Independent (Sitting) member	[=]	No	Yes
He/she does not hold any other position or function with the issuer.					
Sebastián Dario Los	December 28, 1976	He is a member of the Board of Directors only .	[=]	2027 AGM	[=]
861.430.405-67	Accountant	Independent Board of Directors member (Sitting)	[=]	No	Yes
He/she does not hold any other position or function with the issuer.					
Pedro de Moraes Borba	September 6, 1972	He is a member of the Board of Directors only	[=]	2027 AGM	[=]
021.815.777-06	Lawyer	Independent Board of Directors member (Sitting)	[=]	No	Yes
He/she does not hold any other position or function with the issuer.					
Rodrigo Tostes Solon de Pontes	April 15, 1976	He is a member of the Board of Directors only	[=]	2027 AGM	[=]

070.634.807-90	Lawyer	Independent Board of Directors member (Sitting)	[=]	No	Yes
He/she does not hold any other position or function with the issuer.					
Eliana Ambrósio Chimenti	June 28, 1962	He is a member of the Board of Directors only .	[=]	2027 AGM	[=]
170.092.818-07	Lawyer	Independent Board of Directors (Sitting) member	[=]	No	Yes
He/she does not hold any other position or function with the issuer.					

BRIEF RESUME OF NOMINEES FOR THE BOARD OF DIRECTORS

Marcelo Pimentel

Marcelo R. Pimentel is a seasoned executive in retail operations, boasting a career spanning more than two decades. He served (i) as the CEO of Marisa Stores from 2019 to 2022, (ii) as the Retail Operations Officer at Marisa Stores from 2017 to 2019, and (iii) as the Retail Operations Officer at Drogarias Pacheco from 2015 to 2017. Before that, he held senior executive positions for the Walmart Group in Brazil and the UK for more than a decade. In March 2022, he was elected as the Chief Executive Officer of GPA and commenced his term on April 1 of the same year. Presently, aside from serving as the Chief Executive Officer, he holds positions as a member of the Company's Board of Directors and the advisory committees for Human Resources and Corporate Governance, as well as Innovation and Digital Transformation. Mr. Marcelo stated that, over the past five (5) years: (a) he has not had any criminal conviction; (b) he has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) he has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities. Besides, Mr. Marcelo stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Ronaldo Iabrudi dos Santos Pereira

Mr. Ronaldo Iabrudi is chairman of the Eurocoffe holding company, the major shareholder in Agrobanco and corn and soybean production farms, as well as a relevant shareholder in technology companies. He was a member of Suzano's sustainability committee from 2020 to 2024. He is currently deputy chairman at GPA and takes part in the boards of Fundação Atlântica, Globo Rural, and Fundo Amazônia. Previously, on April 27, 2018, Ronaldo Iabrudi was elected Co-Vice-Chairman of GPA's Board of Directors, of which he has been a member since 2016. The executive also held the position of Deputy Chairman of the Board of Directors of Cdiscount, based in Amsterdam, the Netherlands. Between January 2014 and April 2018, he was the Chief Executive Officer of GPA. Previously, he served as Chairman of the Board of Directors of Via Varejo, Chairman of the Boards of Directors of Lupatech, Contax, and Telemar, and member of the Board of Estácio, Magnesita, Cemar, Oi/Telemar, RM Engenharia, and Ispamar. He was CEO of Magnesita from 2007 to 2011, and, from 1999 to 2006, worked for Telemar Group, where he assumed several functions, including as CEO of Telemar/Oi and Contax. From 1997 to 1999, Ronaldo Iabrudi served as CEO of FCA (Ferrovia CentroAtlântica railways) and, from 1984 to 1997, was the Chief Financial and Administrative Officer and Chief Human Resources Officer at Gerdau Group. Graduated in Psychology from PUC-MG (1979), he holds a Master's Degree

in Organizational Development from Université Panthéon Sorbonne and a Master's Degree in Change Management from Université Paris Dauphine, Paris - France.

Christophe José Hidalgo

Mr. Christophe Hidalgo held the position of interim Chief Executive Officer from November 2020 to March 2021, in addition to his roles as Vice President of Finance and Investor Relations. He has been the Company's Vice President of Finance since 2012. From 2010 to 2012, he held the position of CFO (Chief Financial Officer) at Grupo Éxito (Colombia), which is a subsidiary of the Casino Group. After joining Casino in 2000, he held multiple positions in finance and controlling within the Group. In his previous engagement in Brazil, he held the position of CFO for the Castorama network from 1996 to 2000. Christophe, a French citizen, holds a bachelor's degree in private law and a degree in finance and accounting, both from the University of Bordeaux in France. Mr. Christophe stated that, over the past five (5) years: (a) he has not had any criminal conviction; (b) he has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) he has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities. Besides, Mr. Christophe stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Helene Esther Bitton

She has been part of the Casino Group since 2017. She served as General Manager of ExtenC, then as Chairperson from October 2022 to December 2023. She has been Chief M&A Officer and a member of the Casino Group's Executive Committee since March 2023. Before joining the Casino Group, Ms. Helen Bitton was an attorney with the Law Firm Cleary Gottlieb Steen & Hamilton LLP between 2019 and 2017. She holds a Master's degree in Law from the Sorbonne University (Paris), besides and an MBA from ESSEC – Ecole Supérieure des Sciences Economiques et Commerciales (France). Ms. Helene stated that, over the past five (5) years, she: (a) has not had any criminal conviction; (b) has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or she has not received any penalties from these agencies; (c) has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify her from engaging in any business activities. Moreover, Ms. Helene stated that she does not qualify as a politically exposed person, as per the definition provided in applicable regulations.

Libano Miranda Barroso

Mr. Libano Miranda Barroso's career in finance and business markets spans more than 35 years, including his first 15 years of service at banks such as Real, Nacional, and Safra. The remaining years, he worked for companies such as CCR, TAM/LATAM, GPA, Via Varejo, Casas Bahia, and RODOBENS in the functions of CFO and CEO and as a member of the Board of Directors of GPA, GNDI Intermédica, Ri Happy, Yduqs, and Via Varejo. Graduated in Economic Sciences from UFMG (Federal University of Minas Gerais), with a postgraduate degree in Executive Master in Business Administration (MBA) in Finance from IBMEC (*Instituto Brasileiro de Mercado de Capitais*), and in Business Law from FGV (Getúlio Vargas Foundation). Mr. Libano stated that, over the past five (5) years, he: (a) has not had any criminal conviction; (b) has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities. Besides, Mr. Libano stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Sebastián Dario Los

Mr. Sebastián Los is an executive with more than 25 years of experience in the Brazilian and international retail sector. He is an accountant from the University of Buenos Aires (Argentina). Currently, he works as an advisor for the Latin American market at Volis.Ai. He worked for approximately 25 years at Cencosud, having served as CFO between 2013 and 2018 and as CEO between 2018 and 2024. Before joining Cencosud, he worked at Walmart Argentina and The Home Depot Argentina. Mr. Sebastián stated that, over the past five (5) years, he: (a) has not had any criminal conviction;

(b) has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities. Besides, Mr. Sebastián stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Pedro de Moraes Borba

He holds a degree in Law from the Pontifical Catholic University of the State of Rio de Janeiro and a postgraduate degree in Business Law from Fundação Getúlio Vargas/RJ. This professional possesses extensive private sector experience across a diverse range of economic activities, including mining infrastructure, oil and gas, energy, steel production, logistics, real estate, and entertainment. Professional background as an executive or as a lawyer

in M&A transactions, court-supervised reorganization, and turnaround project, finance, corporate finance, private equity contracts, real estate operations, consulting on business strategies and project development. He has already held the positions of director of EBX Brasil S.A., Centennial Asset Participações Açu S.A., MMX Mineração e Metálicos S.A., Dommo Energia S.A., OSX Brasil S.A., CCX Carvão da Colombia S.A., and Casa & Video Rio de Janeiro S.A. He also held the positions of Chief Legal Officer of EBX Holding Ltda. and Chief Executive Officer and Investor Relations Officer of MMX Mineração e Metálicos S.A., Dommo Energia S.A., OSX Brasil S.A., and CCX Carvão da Colombia S.A. Currently, Pedro de Moraes Borba holds the position of Executive Officer of Docas Investimentos Ltda. and is a member of the Board of Directors of Alliança Saúde e Participações S.A. Mr. Pedro Borba stated that, over the past five (5) years, he: (a) has not had any criminal conviction; (b) has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities. Besides, Mr. Pedro stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Rodrigo Tostes Solon de Pontes

Mr. Rodrigo Tostes holds a law degree with a specialization at Stanford with over 20 years of experience distinguished record of successful turnaround project implementation. Worked in C-Level positions for large companies in various segments. Prior to Light, he served as CFO of Descomplica Edtech in addition to experiences as CEO of CCR VLT Rio de Janeiro, CFO and COO of the Rio 2016 Olympic Committee, and CFO and CEO for South America at Thyssenkrupp, among others. Mr. Rodrigo Tostes stated that, over the past five (5) years, he: (a) has not had any criminal conviction; (b) has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities. Besides, Mr. Rodrigo stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Eliana Ambrósio Chimenti

Ms. Eliana obtained her law degree from the University of Sao Paulo Law School in 1984, and furthered her education with postgraduate studies at Fundação Getúlio Vargas, concluding in 2009. For more than 20 years she served as a partner at Machado, Meyer, Sendacz and Opice Advogados, specializing in securities and exchange market law and encompassing public offerings of equities and debt, share acquisitions, and auctions

specialized in stock exchanges (block trades). Her expertise lies in corporate law, focusing on the regulatory frameworks and corporate governance of publicly held entities. She is a board member certified by the Brazilian Institute of Corporate Governance (IBGC). She is currently a member of the Market Arbitration Chamber ("*Câmara de Arbitragem do Mercado*") and a member of the Market Supervision Self-Regulation Board of BSM. Ms. Eliana stated that, over the past five (5) years, she: (a) has not had any criminal conviction; (b) has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or she has not received any penalties from these agencies; (c) has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify her from engaging in any business activities. Moreover, Ms. Eliana stated that she does not qualify as a politically exposed person, as per the definition provided in applicable regulations.

Rio de Janeiro, April 3, 2025.

To the
Chairman of the Board of Directors
Mr. Renan Bergmann

Dear members of the Board of Directors
Mr. Ronaldo Iabrudi dos Santos Pereira
Mr. Marcelo Pimentel
Mr. Christophe José Hidalgo
Mr. Philippe Alarcon
Ms. Rachel de Oliveira Maia
Ms. Márcia Nogueira de Mello
Mr. José Luiz Gutiérrez
Mr. Eleazar de Carvalho Filho

C.c:
Investor Relations Officer
Mr. Rafael Sirotsky Russowsky (via email: *gpa.ri@gpabr.com)*

Re.: **Requisition for an Extraordinary General Meeting 03.28.2025**

Dear Board Members,

SAINT GERMAN FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO ("Saint German FIM", or "Shareholder"), an investment fund holding an interest representing more than 3% of the capital stock of Companhia Brasileira Distribuição ("CBD" or the "Company"), represented by its manager **TRUSTEE DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA.** (the "Trustee"), headquartered at Avenida Brigadeiro Faria Lima, nº 3.477, 11º Andar – Torre A, capital city and State of Sao Paulo (Brazil), enrolled with the Tax Id. (CNPJ/MF) No. 67.030.395/0001- 46, in reference to the request to call an Extraordinary General Meeting submitted on March 28, 2025, and disclosed to the market through the Material Fact of March 30, 2025 ("Request"), to request the removal of the name of the candidate **Helene Esther Bitton** from the list of directors to be characterized as independent for the purposes of Annex K of CVM Resolution 80/22 and art. 16 of the Novo Mercado Regulations.

Thus, the candidates (i) Rodrigo Tostes Solon de Pontes, (ii) Pedro de Moraes Borba, (iii) Líbano Miranda Barroso, (iv) Eliana Ambrósio Chimenti and (iv) Sebastián Dario Los should be characterized as independent.

All other terms and information contained in the Request are hereby ratified.

We would like to take this opportunity to send you, in a consolidated form, the information required by items 7.3. to 7.6. of the Reference Form, in the form of Annex C to CVM Resolution no. 80/22, in order to facilitate the procedures for convocation, observing the legal deadline provided for in article 123, sole paragraph, "c" of Law no. 6.404, of December 15, 1976, as amended, counted from the presentation of the Request.

There being nothing further to add, we sign below.

Yours faithfully,

TRUSTEE DISTRIBUIDORA DE TÍTULOS E VALORES

EXHIBIT I

INFORMATION REGARDING THE PROFESSIONAL BACKGROUND AND INDEPENDENCE OF CANDIDATES FOR THE POSITIONS OF MEMBERS OF THE BOARD OF DIRECTORS AND OF THE FISCAL COUNCIL

(Pursuant to sections 7.3 to 7.6 of Exhibit C of CVM Resolution No. 80 of March 29, 2022)

7.3. For each member of the management and the fiscal council of the issuer, please provide the following information in tabular form:

BOARD OF DIRECTORS

Name	**Date of birth**	**Management area**	**Elected on**	**Term of office**	**Start of his/her first term of office**
CPF [Tax Id.]	**Profession**	**Elective position held**	**Date of taking office**	**He/she was elected by controller**	**Independent Member**
Description of other position/ function					
Marcelo Pimentel	April 3, 1973	Board of Executive Officers and Board of Directors	[=]	2027 AGM	Apr. 4, 2022
012.370.597-55	International Trade and Management	Board Member (Sitting) and Chief Executive Officer	[=]	No	No
He/she does not hold any other position or function with the issuer.					
Ronaldo Iabrudi dos Santos Pereira	May 14, 1955	He is a member of the Board of Directors only .	[=]	2027 AGM	June 6, 2024
223.184.456-72	Entrepreneur	Chairman of the Board of Directors	[=]	No	Yes
He/she does not hold any other position or function with the issuer.					

Christophe José Hidalgo	October 25, 1967	He is a member of the Board of Directors only	[=]	2027 AGM	December 28, 2020
214.455.098-06	Accountant	Vice-Chairman of the Board of Directors (Sitting member)	[=]	No	No
He/she does not hold any other position or function with the issuer.					
Helene Esther Bitton	August 8, 1983	She is a member of the Board of Directors only	[=]	2027 AGM	April 18, 2024
	Lawyer	Board of Directors (Sitting)	[=]	No	No
He/she does not hold any other position or function with the issuer.					
Líbano Miranda Barroso	February 23, 1965	He is a member of the Board of Directors only .	[=]	2027 AGM	[=]
421.016.386-49	Economist	Board of Directors Independent (Sitting) member	[=]	No	Yes
He/she does not hold any other position or function with the issuer.					
Sebastián Dario Los	December 28, 1976	He is a member of the Board of Directors only .	[=]	2027 AGM	[=]
861.430.405-67	Accountant	Independent Board of Directors member (Sitting)	[=]	No	Yes
He/she does not hold any other position or function with the issuer.					
Pedro de Moraes Borba	September 6, 1972	He is a member of the Board of Directors only	[=]	2027 AGM	[=]
021.815.777-06	Lawyer	Independent Board of Directors member (Sitting)	[=]	No	Yes
He/she does not hold any other position or function with the issuer.					
Rodrigo Tostes Solon de Pontes	April 15, 1976	He is a member of the Board of Directors only	[=]	2027 AGM	[=]

070.634.807-90	Lawyer	Independent Board of Directors member (Sitting)	[=]	No	Yes
He/she does not hold any other position or function with the issuer.					
Eliana Ambrósio Chimenti	June 28, 1962	He is a member of the Board of Directors only .	[=]	2027 AGM	[=]
170.092.818-07	Lawyer	Independent Board of Directors (Sitting) member	[=]	No	Yes
He/she does not hold any other position or function with the issuer.					

BRIEF RESUME OF NOMINEES FOR THE BOARD OF DIRECTORS

Marcelo Pimentel

Marcelo R. Pimentel is a seasoned executive in retail operations, boasting a career spanning more than two decades. He served (i) as the CEO of Marisa Stores from 2019 to 2022, (ii) as the Retail Operations Officer at Marisa Stores from 2017 to 2019, and (iii) as the Retail Operations Officer at Drogarias Pacheco from 2015 to 2017. Before that, he held senior executive positions for the Walmart Group in Brazil and the UK for more than a decade. In March 2022, he was elected as the Chief Executive Officer of GPA and commenced his term on April 1 of the same year. Presently, aside from serving as the Chief Executive Officer, he holds positions as a member of the Company's Board of Directors and the advisory committees for Human Resources and Corporate Governance, as well as Innovation and Digital Transformation. Mr. Marcelo stated that, over the past five (5) years: (a) he has not had any criminal conviction; (b) he has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) he has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities. Besides, Mr. Marcelo stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Ronaldo Iabrudi dos Santos Pereira

Mr. Ronaldo Iabrudi is chairman of the Eurocoffe holding company, the major shareholder in Agrobanco and corn and soybean production farms, as well as a relevant shareholder in technology companies. He was a member of Suzano's sustainability committee from 2020 to 2024. He is currently deputy chairman at GPA and takes part in the boards of Fundação Atlântica, Globo Rural, and Fundo Amazônia. Previously, on April 27, 2018, Ronaldo Iabrudi was elected Co-Vice-Chairman of GPA's Board of Directors, of which he has been a member since 2016. The executive also held the position of Deputy Chairman of the Board of Directors of Cdiscount, based in Amsterdam, the Netherlands. Between January 2014 and April 2018, he was the Chief Executive Officer of GPA. Previously, he served as Chairman of the Board of Directors of Via Varejo, Chairman of the Boards of Directors of Lupatech, Contax, and Telemar, and member of the Board of Estácio, Magnesita, Cemar, Oi/Telemar, RM Engenharia, and Ispamar. He was CEO of Magnesita from 2007 to 2011, and, from 1999 to 2006, worked for Telemar Group, where he assumed several functions, including as CEO of Telemar/Oi and Contax. From 1997 to 1999, Ronaldo Iabrudi served as CEO of FCA (Ferrovia CentroAtlântica railways) and, from 1984 to 1997, was the Chief Financial and Administrative Officer and Chief Human Resources Officer at Gerdau Group. Graduated in Psychology from PUC-MG (1979), he holds a Master's Degree

in Organizational Development from Université Panthéon Sorbonne and a Master's Degree in Change Management from Université Paris Dauphine, Paris - France.

Christophe José Hidalgo

Mr. Christophe Hidalgo held the position of interim Chief Executive Officer from November 2020 to March 2021, in addition to his roles as Vice President of Finance and Investor Relations. He has been the Company's Vice President of Finance since 2012. From 2010 to 2012, he held the position of CFO (Chief Financial Officer) at Grupo Éxito (Colombia), which is a subsidiary of the Casino Group. After joining Casino in 2000, he held multiple positions in finance and controlling within the Group. In his previous engagement in Brazil, he held the position of CFO for the Castorama network from 1996 to 2000. Christophe, a French citizen, holds a bachelor's degree in private law and a degree in finance and accounting, both from the University of Bordeaux in France. Mr. Christophe stated that, over the past five (5) years: (a) he has not had any criminal conviction; (b) he has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) he has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities. Besides, Mr. Christophe stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Helene Esther Bitton

She has been part of the Casino Group since 2017. She served as General Manager of ExtenC, then as Chairperson from October 2022 to December 2023. She has been Chief M&A Officer and a member of the Casino Group's Executive Committee since March 2023. Before joining the Casino Group, Ms. Helen Bitton was an attorney with the Law Firm Cleary Gottlieb Steen & Hamilton LLP between 2019 and 2017. She holds a Master's degree in Law from the Sorbonne University (Paris), besides and an MBA from ESSEC – Ecole Supérieure des Sciences Economiques et Commerciales (France). Ms. Helene stated that, over the past five (5) years, she: (a) has not had any criminal conviction; (b) has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or she has not received any penalties from these agencies; (c) has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify her from engaging in any business activities. Moreover, Ms. Helene stated that she does not qualify as a politically exposed person, as per the definition provided in applicable regulations.

Libano Miranda Barroso

Mr. Libano Miranda Barroso's career in finance and business markets spans more than 35 years, including his first 15 years of service at banks such as Real, Nacional, and Safra. The remaining years, he worked for companies such as CCR, TAM/LATAM, GPA, Via Varejo, Casas Bahia, and RODOBENS in the functions of CFO and CEO and as a member of the Board of Directors of GPA, GNDI Intermédica, Ri Happy, Yduqs, and Via Varejo. Graduated in Economic Sciences from UFMG (Federal University of Minas Gerais), with a postgraduate degree in Executive Master in Business Administration (MBA) in Finance from IBMEC (*Instituto Brasileiro de Mercado de Capitais*), and in Business Law from FGV (Getúlio Vargas Foundation). Mr. Libano stated that, over the past five (5) years, he: (a) has not had any criminal conviction; (b) has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities. Besides, Mr. Libano stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Sebastián Dario Los

Mr. Sebastián Los is an executive with more than 25 years of experience in the Brazilian and international retail sector. He is an accountant from the University of Buenos Aires (Argentina). Currently, he works as an advisor for the Latin American market at Volis.Ai. He worked for approximately 25 years at Cencosud, having served as CFO between 2013 and 2018 and as CEO between 2018 and 2024. Before joining Cencosud, he worked at Walmart Argentina and The Home Depot Argentina. Mr. Sebastián stated that, over the past five (5) years, he: (a) has not had any criminal conviction;

(b) has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities. Besides, Mr. Sebastián stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Pedro de Moraes Borba

He holds a degree in Law from the Pontifical Catholic University of the State of Rio de Janeiro and a postgraduate degree in Business Law from Fundação Getúlio Vargas/RJ. This professional possesses extensive private sector experience across a diverse range of economic activities, including mining infrastructure, oil and gas, energy, steel production, logistics, real estate, and entertainment. Professional background as an executive or as a lawyer

in M&A transactions, court-supervised reorganization, and turnaround project, finance, corporate finance, private equity contracts, real estate operations, consulting on business strategies and project development. He has already held the positions of director of EBX Brasil S.A., Centennial Asset Participações Açu S.A., MMX Mineração e Metálicos S.A., Dommo Energia S.A., OSX Brasil S.A., CCX Carvão da Colombia S.A., and Casa & Video Rio de Janeiro S.A. He also held the positions of Chief Legal Officer of EBX Holding Ltda. and Chief Executive Officer and Investor Relations Officer of MMX Mineração e Metálicos S.A., Dommo Energia S.A., OSX Brasil S.A., and CCX Carvão da Colombia S.A. Currently, Pedro de Moraes Borba holds the position of Executive Officer of Docas Investimentos Ltda. and is a member of the Board of Directors of Alliança Saúde e Participações S.A. Mr. Pedro Borba stated that, over the past five (5) years, he: (a) has not had any criminal conviction; (b) has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities. Besides, Mr. Pedro stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Rodrigo Tostes Solon de Pontes

Mr. Rodrigo Tostes holds a law degree with a specialization at Stanford with over 20 years of experience distinguished record of successful turnaround project implementation. Worked in C-Level positions for large companies in various segments. Prior to Light, he served as CFO of Descomplica Edtech in addition to experiences as CEO of CCR VLT Rio de Janeiro, CFO and COO of the Rio 2016 Olympic Committee, and CFO and CEO for South America at Thyssenkrupp, among others. Mr. Rodrigo Tostes stated that, over the past five (5) years, he: (a) has not had any criminal conviction; (b) has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities. Besides, Mr. Rodrigo stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Eliana Ambrósio Chimenti

Ms. Eliana obtained her law degree from the University of Sao Paulo Law School in 1984, and furthered her education with postgraduate studies at Fundação Getúlio Vargas, concluding in 2009. For more than 20 years she served as a partner at Machado, Meyer, Sendacz and Opice Advogados, specializing in securities and exchange market law and encompassing public offerings of equities and debt, share acquisitions, and auctions specialized in stock exchanges (block trades). Her expertise lies in corporate law, focusing on the regulatory frameworks and corporate governance

of publicly held entities. She is a board member certified by the Brazilian Institute of Corporate Governance (IBGC). She is currently a member of the Market Arbitration Chamber ("*Câmara de Arbitragem do Mercado*") and a member of the Market Supervision Self-Regulation Board of BSM. Ms. Eliana stated that, over the past five (5) years, she: (a) has not had any criminal conviction; (b) has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or she has not received any penalties from these agencies; (c) has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify her from engaging in any business activities. Moreover, Ms. Eliana stated that she does not qualify as a politically exposed person, as per the definition provided in applic.

7.5. Family Relationships - Report the existence of a marital relationship, stable union or kinship of up to the second degree between: (a) managers of the issuer; (b) (i) managers of the issuer and (ii) managers of direct or indirect subsidiaries of the issuer; (c) (i) managers of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controllers of the issuer; and (d) (i) managers of the issuer and (ii) managers of the issuer's direct and indirect controlling companies.

Not applicable, since there is no marital relationship, stable union or kinship up to the 2nd degree related to Company's directors, subsidiaries or controlling shareholders by any of the candidates.

7.6. Relationships of subordination, provision of services or control between managers and subsidiaries, controlling shareholders and others – Inform about relationships of subordination, provision of services or control maintained, in the last 3 fiscal years, between managers of issuer and: (a) a company controlled, directly or indirectly, by the issuer, with the exception of those in which the issuer holds, directly or indirectly, a stake equal to or greater than 99% (ninety-nine percent) of the share capital; (b) a direct or indirect controller of the issuer; and (c) if relevant, a supplier, client, debtor or creditor of the issuer, its subsidiary or the parent companies or subsidiaries of any of these persons.

Not applicable, considering that the candidates for the Board of Directors do not have any relationship of subordination, service provision, or control maintained, in the last 3 fiscal years, between the issuer's administrators and: (a) any company controlled, directly or indirectly, by the issuer, except for those in which the issuer holds, directly or indirectly, a stake equal to or greater than 99% (ninety-nine percent) of the share capital; (b) the direct or indirect controlling shareholder of the issuer; and (c) if relevant, any supplier, client, debtor, or creditor of the issuer, its subsidiary, or any of these individuals' controlling parties or subsidiaries.

In accordance with item 7.6 of the Company's Reference Form, Mr. Christophe José Hidalgo held the position of Director of Development and Investments / Member of the Executive Committee of Casino Guichard Perrachon until December 31, 2024. Ms. Helene Esther Bitton has been serving as Director of M&A and member of the Executive Committee of Groupe Casino since March 2023. Casino was the controlling shareholder of the Company until March 2024, when the Company ceased to have a controlling shareholder.

EXHIBIT II

Candidates' Statements

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[The Exhibit can be seen on the next page]

STATEMENT OF ELIGIBILITY, NO DISQUALIFICATIONS, AND INDEPENDENCE

I, **Rodrigo Tostes Solon de Pontes**, Brazilian citizen, lawyer, with Tax Id. (CPF/MF) No. ° 070.634.807-90, residing and domiciled in the city of Sao Paulo, State of Sao Paulo, Brazil, as a nominee to stand for election as an independent member of the board of directors of **Companhia Brasileira de Distribuição** (the "Company"), hereby state, pursuant to art. 147 of Brazilian Law no. 6.404/76 ("LSA", or "Brazilian Corporations Act"), of Exhibit K to CVM Resolution No. 80/22 and of the 'Novo Mercado' Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("'Novo Mercado' Regulation"), that:

(i) I am not prevented by any special law and I was not convicted for any crimes of bankruptcy, prevarication, bribery or subornation, concussion, embezzlement, or against the popular economy, public faith or property, or for any criminal offenses that could prevent, even temporarily, the access to public offices, as provided for in § 1 of art. 147 of the LSA;

(ii) I am not sentenced to any temporary suspension or disqualification penalties applied by the Brazilian Securities and Exchange Commission (CVM) that could render myself ineligible for management positions in publicly held corporations, as set forth in § 2 of art. 147 of the LSA;

(iii) I comply with the requirement of an unblemished reputation as set forth by § 3 of art. 147 of the LSA;

(iv) I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, or represent, any interests conflicting with that of the Company, pursuant to items I and II of § 3 of article 147 of the LSA;

(v) I meet the independence criteria provided for in the Novo Mercado Regulation and in Exhibit K of CVM Resolution No. 80/22 to qualify as an independent member of the Company's Board of Directors.

Sao Paulo, April 3rd, 2025.

____

Rodrigo Tostes Solon de Pontes

STATEMENT OF ELIGIBILITY, NO DISQUALIFICATIONS, AND INDEPENDENCE

I, **Pedro de Moraes Borba**, Brazilian citizen, lawyer, with Tax Id. (CPF/MF) No. ° 021.815.777-06, residing and domiciled in the city of Sao Paulo, State of Sao Paulo, Brazil, as a nominee to stand for election as an independent member of the board of directors of **Companhia Brasileira de Distribuição** (the "Company"), hereby state, pursuant to art. 147 of Brazilian Law no. 6.404/76 ("LSA", or "Brazilian Corporations Act"), of Exhibit K to CVM Resolution No. 80/22 and of the 'Novo Mercado' Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("'Novo Mercado' Regulation"), that:

(i) I am not prevented by any special law and I was not convicted for any crimes of bankruptcy, prevarication, bribery or subornation, concussion, embezzlement, or against the popular economy, public faith or property, or for any criminal offenses that could prevent, even temporarily, the access to public offices, as provided for in § 1 of art. 147 of the LSA;

(ii) I am not sentenced to any temporary suspension or disqualification penalties applied by the Brazilian Securities and Exchange Commission (CVM) that could render myself ineligible for management positions in publicly held corporations, as set forth in § 2 of art. 147 of the LSA;

(iii) I comply with the requirement of an unblemished reputation as set forth by § 3 of art. 147 of the LSA;

(iv) I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, or represent, any interests conflicting with that of the Company, pursuant to items I and II of § 3 of article 147 of the LSA;

(v) I meet the independence criteria provided for in the Novo Mercado Regulation and in Exhibit K of CVM Resolution No. 80/22 to qualify as an independent member of the Company's Board of Directors.

Sao Paulo, April 3rd, 2025.

____

Pedro de Moraes Borba

STATEMENT OF ELIGIBILITY, NO DISQUALIFICATIONS, AND INDEPENDENCE

I, **Líbano Miranda Barroso**, Brazilian citizen, economist, with Tax Id. (CPF/MF) No. ° 421.016.386-49, residing and domiciled in the city of Sao Paulo, State of Sao Paulo, Brazil, as a nominee to stand for election as an independent member of the board of directors of **Companhia Brasileira de Distribuição** (the "Company"), hereby state, pursuant to art. 147 of Brazilian Law no. 6.404/76 ("LSA", or "Brazilian Corporations Act"), of Exhibit K to CVM Resolution No. 80/22 and of the 'Novo Mercado' Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("'Novo Mercado' Regulation"), that:

(i) I am not prevented by any special law and I was not convicted for any crimes of bankruptcy, prevarication, bribery or subornation, concussion, embezzlement, or against the popular economy, public faith or property, or for any criminal offenses that could prevent, even temporarily, the access to public offices, as provided for in § 1 of art. 147 of the LSA;

(ii) I am not sentenced to any temporary suspension or disqualification penalties applied by the Brazilian Securities and Exchange Commission (CVM) that could render myself ineligible for management positions in publicly held corporations, as set forth in § 2 of art. 147 of the LSA;

(iii) I comply with the requirement of an unblemished reputation as set forth by § 3 of art. 147 of the LSA;

(iv) I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, or represent, any interests conflicting with that of the Company, pursuant to items I and II of § 3 of article 147 of the LSA;

(v) I meet the independence criteria provided for in the Novo Mercado Regulation and in Exhibit K of CVM Resolution No. 80/22 to qualify as an independent member of the Company's Board of Directors.

Sao Paulo, April 3rd, 2025.

____

Líbano Miranda Barroso

STATEMENT OF ELIGIBILITY, NO DISQUALIFICATIONS, AND INDEPENDENCE

I, **Eliana Ambrósio Chimenti**, Brazilian citizen, lawyer, with Tax Id. (CPF/MF) No. 170.092.818-07, residing and domiciled in the city of Sao Paulo, State of Sao Paulo, Brazil, as a nominee to stand for election as an independent member of the board of directors of **Companhia Brasileira de Distribuição** (the "Company"), hereby state, pursuant to art. 147 of Brazilian Law no. 6.404/76 ("LSA", or "Brazilian Corporations Act"), of Exhibit K to CVM Resolution No. 80/22 and of the 'Novo Mercado' Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("'Novo Mercado' Regulation"), that:

(vi) I am not prevented by any special law and I was not convicted for any crimes of bankruptcy, prevarication, bribery or subornation, concussion, embezzlement, or against the popular economy, public faith or property, or for any criminal offenses that could prevent, even temporarily, the access to public offices, as provided for in § 1 of art. 147 of the LSA;

(vii) I am not sentenced to any temporary suspension or disqualification penalties applied by the Brazilian Securities and Exchange Commission (CVM) that could render myself ineligible for management positions in publicly held corporations, as set forth in § 2 of art. 147 of the LSA;

(viii) I comply with the requirement of an unblemished reputation as set forth by § 3 of art. 147 of the LSA;

(ix) I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, or represent, any interests conflicting with that of the Company, pursuant to items I and II of § 3 of article 147 of the LSA;

(x) I meet the independence criteria provided for in the Novo Mercado Regulation and in Exhibit K of CVM Resolution No. 80/22 to qualify as an independent member of the Company's Board of Directors.

Sao Paulo, April 3rd, 2025.

____

Eliana Ambrósio Chimenti

STATEMENT OF ELIGIBILITY, NO DISQUALIFICATIONS, AND INDEPENDENCE

I, **Sebastián Dario Los**, Brazilian citizen, accountant, with Tax Id. (CPF/MF) No. º 861.430.405-67, residing and domiciled in the city of Sao Paulo, State of Sao Paulo, Brazil, as a nominee to stand for election as an independent member of the board of directors of **Companhia Brasileira de Distribuição** (the "Company"), hereby state, pursuant to art. 147 of Brazilian Law no. 6.404/76 ("LSA", or "Brazilian Corporations Act"), of Exhibit K to CVM Resolution No. 80/22 and of the 'Novo Mercado' Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("'Novo Mercado' Regulation"), that:

(i) I am not prevented by any special law and I was not convicted for any crimes of bankruptcy, prevarication, bribery or subornation, concussion, embezzlement, or against the popular economy, public faith or property, or for any criminal offenses that could prevent, even temporarily, the access to public offices, as provided for in § 1 of art. 147 of the LSA;

(ii) I am not sentenced to any temporary suspension or disqualification penalties applied by the Brazilian Securities and Exchange Commission (CVM) that could render myself ineligible for management positions in publicly held corporations, as set forth in § 2 of art. 147 of the LSA;

(iii) I comply with the requirement of an unblemished reputation as set forth by § 3 of art. 147 of the LSA;

(iv) I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, or represent, any interests conflicting with that of the Company, pursuant to items I and II of § 3 of article 147 of the LSA;

(v) I meet the independence criteria provided for in the Novo Mercado Regulation and in Exhibit K of CVM Resolution No. 80/22 to qualify as an independent member of the Company's Board of Directors.

Sao Paulo, April 3rd, 2025.

____

Sebastián Dario Los